Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company
PolyMet Mining Corp. (the “Company”)
First Canadian Place
100 King Street West
Suite 5900
Toronto, Ontario
M5X 1C7
Tel: 416-915-4189
2.	Date of Material Change
September 15, 2017
3.	News Release
On September 15, 2017, the Company issued a news release disseminated through the facilities of BusinessWire announcing that the Company had filed financial results for the three and six months ended July 31, 2017.   The Company also announced that it agreed to issue up to an additional US$20 million secured debenture to Glencore AG, a wholly owned subsidiary of Glencore plc. A copy of such news release is attached as Appendix A.
4.	Summary of Material Change
On September 15, 2017, the Company announced that it had entered into a US$20 million loan facility with Glencore AG.
5.1  Full Description of Material Change
Debenture
The debenture issued to Glencore AG by Poly Met Mining, Inc., guaranteed by PolyMet Mining Corp., is due on March 31, 2018.  At the Company’s discretion, the loan is repayable at any time if it is prudent to do so.  The interest rate is 12-month US$ LIBOR plus 15%, reset for each calendar quarter using LIBOR on the last day of the previous quarter.  Interest will be paid in cash on the due date of the loan.
Date of the Material Change Report
This material change report is being filed less than 21 days before the date of the execution of the Debenture, which in the Company’s view, is both reasonable and necessary in the circumstances as the terms of the Debenture were settled and approved by the Company and Glencore just prior to the announcement of the Debenture on September 15, 2017.
5.2  Disclosure for Restructuring Transactions
Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not Applicable.
8.	Executive Officer
Patrick Keenan
Telephone: (651) 389-4100
9. Date of Report
September 22, 2017
POLYMET MINING CORP.

Per:	“Patrick Keenan”
Patrick Keenan, Chief Financial Officer

Appendix A

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM
NEWS RELEASE	2017-08
POLYMET REPORTS SECOND QUARTER FISCAL 2018 RESULTS
AND SECURES ADDITIONAL US$20 MILLION LOAN FROM GLENCORE
St. Paul, Minn., September 15, 2017 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – today reported that it has filed its financial results for the three and six months ended July 31, 2017. PolyMet also agreed to issue up to an additional $20 million secured debenture to Glencore AG, a wholly owned subsidiary of Glencore plc.
“We appreciate and welcome Glencore’s continued financial and technical support. This gives us solid financial footing to advance the permitting process, in which tremendous progress has been made this year. We look forward to the state releasing the remaining draft permits for public review later this fall,” said Jon Cherry, president and CEO. More detail on the status of NorthMet permits can be found at: http://polymet.mn.gov/news.html.
PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore body and the nearby former LTV Steel Mining Company site, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.
The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards. All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by email at info@polymetmining.com.
RECENT HIGHLIGHTS

•
In November 2015, the Final Environmental Impact Statement was issued demonstrating that the NorthMet Project, as designed, is capable of being constructed and operated in compliance with environmental and human health standards.

•
In 2016, the company submitted applications for the Permit to Mine, air quality permits, water discharge permits, water appropriation permits, and dam safety permits required to construct and operate NorthMet.

•	In January 2017, the U.S. Forest Service issued its Final Record of Decision authorizing the land exchange.
•	In June 2017, the company appointed Patrick Keenan as Chief Financial Officer.

•
In June 2017, U.S. Rep. Rick Nolan, D-MN-8, introduced bipartisan legislation to direct the secretary of agriculture to move forward with the land exchange between PolyMet and the U.S. Forest Service, which will accelerate transfer and provide certainty of process.

•	In August 2017, the Minnesota Department of Natural Resources released six draft water appropriation permits for 30-days of public review and comment. The comment period closed September 12, 2017.
•
In September 2017, the company agreed to issue up to an additional $20 million secured debenture to Glencore AG, a wholly owned subsidiary of Glencore plc, to fund permitting and general corporate purposes. The debentures are on similar terms as the existing non-convertible senior secured debentures.

GOALS AND OBJECTIVES FOR THE NEXT TWELVE MONTHS
The permitting process is managed by the regulatory agencies.  Therefore, timelines are not under PolyMet control.  Given these circumstances, PolyMet’s objectives include:

•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet as part of the authorized land exchange with the U.S. Forest Service.
•	Publication of draft state permits for public comment.
•	Decisions on state permits (Permit to Mine, air, water, and dam safety permits).
•	Decision by the U.S. Army Corps of Engineers on the Clean Water Act Section 404 permit.
•	Completion of definitive cost estimate and project update following permits.
•	Completion of project implementation plan.
•	Repayment, restructuring and/or conversion of existing debt.
•	Completion of construction finance plan including commitment of debt, subject to the issuance of permits.

Key Balance Sheet Statistics
(in ‘000 US dollars)

Balance Sheet	July 31, 2017	January 31, 2017

Cash & equivalents	$4,243	$18,674
Working capital	(116,198)	16,267
Total assets	395,353	389,049
Total liabilities	192,762	181,720
Shareholders’ equity	$202,591	$207,329

At July 31, 2017, PolyMet had cash of $4.243 million compared with $18.674 million at January 31, 2017.  The company is in discussion with Glencore regarding the convertible and non-convertible senior secured debentures currently due to be repaid upon the earlier of availability of construction finance or March 31, 2018.
As of July 31, 2017, PolyMet had spent $125.537 million on environmental review and permitting, of which $119.086 million has been spent since the NorthMet Project moved from exploration to development stage.
Key Income and Cash Flow Statement Statistics
(in ‘000 US dollars, except per share amounts)
	Three months ended July 31,		Six months ended July 31,
Income and Cash Flow Statement	2017	2016	2017	2016

General & administrative expense excluding non-cash share-based compensation	$1,408	$945	$2,536	$2,158

Non-cash share-based compensation	672	233	812	860

Other Expenses: Finance & Other	608	377	1,241	889
Non-cash loss on disposal of intangibles	-	-	1,324	-

Loss for the period:	2,688	1,555	5,913	3,907
Other Comprehensive (Income)	17	(48)	5	(104)

Loss per share	0.01	0.01	0.02	0.01
Investing Activities: NorthMet Property	$6,166	$4,553	$11,103	$11,411
Weighed average shares outstanding	318,708,771	277,735,782	318,628,939	277,707,740

Loss for the three months ended July 31, 2017, was $2.688 million compared with $1.555 million for the prior year period. General and administrative expenses for the three months ended July 31, 2017, excluding non-cash share-based compensation, were $1.408 million compared with $0.945 million for the prior year period.  Other expenses were $0.608 million compared with $0.377 million for the prior year period.
Loss for the six months ended July 31, 2017, was $5.913 million compared with $3.907 million for the prior year period. General and administrative expenses for the six months ended July 31, 2017, excluding non-cash share-based compensation, were $2.536 million compared with $2.158 million for the prior year period. Other expenses were $2.565 million, including a one-time non-cash loss of $1.324 million on the disposal of wetland credit intangibles, compared with $0.889 million for the prior year period.
PolyMet invested $6.166 million cash into its NorthMet Project during the three months ended July 31, 2017, compared with $4.553 million in the prior year period, and invested $11.103 million during the six months ended July 31, 2016, compared with $11.411 million in the prior year period.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the former LTV Steel Mining Company site, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.
PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.
Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2017.
The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.